Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

Via EDGAR

November 19, 2024

Attention:

Beverly Singleton

Jean Yu

Patrick Fullem

Evan Ewing

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Scage Future (CIK No. 000200366) Scage International Limited (CIK No. 0002033057)
Response to the Staff’s Comments on
Registration Statement on Form F-4 Filed on October 31, 2024 (File No. 333-281332)

Ladies and Gentlemen,

On behalf of our client, Scage Future, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”) and Scage International Limited, a company incorporated under the laws of the Cayman Islands (the “Co-registrant”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 12, 2024 on the Company’s Amendment No. 3 to Registration Statement on Form F-4 filed with the Commission on October 31, 2024 (the “Third Amended Registration Statement”). Concurrently with the submission of this letter, the Company is filing amendment no. 4 to Registration Statement on Form F-4 (the “Fourth Amended Registration Statement”) with the Commission. To facilitate your review, we have separately emailed you a courtesy copy of the Fourth Amended Registration Statement, marked to show changes to the Third Amended Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Fourth Amended Registration Statement where the disclosure addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Fourth Amended Registration Statement.

Amendment No. 3 to Registration Statement on Form F-4 filed on October 31, 2024

Questions and Answers about the Business Combination and the Extraordinary General Meeting

Dilution, page xxi

1.	We have reviewed your disclosures made in response to comments 5 and 6. Please address the following, respectively:

•	Refer to the last three line items in the dilution table on page xxi, and include dollar signs accordingly for these per share dollar amount computations. Also, the last line item should be labeled dilution, rather than representing dilution.

•	Refer to subnote (1) to the table on page xxii, and reconcile the first and second sentences with respect to either having two investors for an aggregate $20 million in subscription agreements or a single investor with subscriptions agreements aggregating $20 million. Please also clearly indicate if the subscribed for 3,442,342 ordinary shares of Scage International will be converted, at the Exchange Ratio, into 1,683,704 ordinary shares of PubCo and that such are included in the 68,182,926 ordinary shares within the table.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages xxi and xxii of the Fourth Amended Registration Statement.

***

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊 ● 桑西尼 ● 古奇 ● 罗沙迪律师事务所

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If you have any questions regarding the Registration Statement, please contact Ms. Dan Ouyang by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com, or Mr. K. Ronnie Li by telephone at 86-10-6529-8312 or via e-mail at keli@wsgr.com.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:

Chao Gao, Chairman, Scage Future

Calvin Kung, Chief Executive Officer, Finnovate Acquisition Corp.

K. Ronnie Li, Esq., Partner, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Jessica Yuan, Esq., Ellenoff Grossman & Schole LLP

Maggie Chiang, Engagement Partner, Marcum Asia CPAs LLP

Matt Taylor, Partner, Marcum LLP